SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: May 14, 2004	By	/S/ S.J. Cheng
	Name:	S. J. Cheng
	Title:	Deputy Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Earnings Release for the First Quarter of 2004

Exhibit 1.1

For Immediate Release

Contact:

Investor Relations/Media Relations

Dr. S.K. Chen

ChipMOS TECHNOLOGIES (Bermuda) LTD.

886-6-507-7712

s.k._chen@chipmos.com.tw

ChipMOS Bermuda Announces Unaudited Consolidated Results

for the First Quarter of 2004

Hsinchu, Taiwan, May 14, 2004—ChipMOS TECHNOLOGIES (Bermuda) LTD. (Nasdaq: IMOS) (“ChipMOS Bermuda”) today announced its unaudited consolidated results for the first quarter of 2004.

ChipMOS Bermuda’s consolidated results include the financial results of ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), ChipMOS Japan Inc., ChipMOS U.S.A., Inc., ChipMOS Far East Limited, Modern Mind Technology Limited and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD. (“ChipMOS Shanghai”), and ThaiLin Semiconductor Corp. (“ThaiLin”), the results of which have been consolidated into ChipMOS Bermuda’s financial statements since December 1, 2003, the date when ChipMOS Taiwan obtained the controlling influence over ThaiLin’s decisions on its operations, personnel and financial policies. From January 12 and January 28, 2004 onwards, the financial results of Advanced Micro Chip Technology Co., Ltd. (“AMCT”) and ChipMOS Logic TECHNOLOGIES INC. (“ChipMOS Logic”), respectively, have also been consolidated into ChipMOS Bermuda’s financial statements, because ChipMOS Taiwan acquired an equity interest of more than 50% in both companies as of those dates.

Revenue for the first quarter 2004 was NT$3,090 million, an increase of 81% from NT$1,705 million for the same period in 2003 and an increase of 21% from NT$2,555 million for the fourth quarter of 2003. The increase was primarily due to the increased demand for our testing services for memory semiconductors, in particular DRAM and flash memory semiconductors, and testing and assembly services for LCD and other flat-panel display driver semiconductors, while the demand for our testing and assembly services for SRAM remained flat. Demand for our testing and assembly services for LCD and other flat-panel display driver semiconductors using the more advanced chip-on-film packages continued to increase, reaching 20% of our revenue for this business segment. The gross margin for the first quarter of 2004 was 36% compared to 4% for the same period in 2003 and 27% for the fourth quarter of 2003. Net income for the first quarter of 2004 was NT$539 million, or NT$9.03 per common share, compared to a net loss of NT$197 million, or NT$3.34 per common share, for the same period in 2003 and a net income of NT$399 million, or NT$6.77 per common share, for the fourth quarter of 2003. The aggregate contribution from the consolidation of ThaiLin, AMCT and ChipMOS Logic were 10.4% and 11.2% in revenue and margin, respectively.

S.J. Cheng, Deputy Chairman and Chief Executive Officer of ChipMOS Bermuda, remarked, “Total consolidated revenue of NT$3,090 million for the first quarter of 2004 is the highest quarterly revenue we have generated since our incorporation. Although the increase in the number of consolidated subsidiaries has contributed to the increase in our revenue, the performance of each subsidiary for the first quarter of 2004 has been the primary reason for the increase in our revenue. In the first quarter of 2004, most of our consolidated subsidiaries, particularly each of ChipMOS Taiwan, ThaiLin and ChipMOS Shanghai, achieved their highest quarterly revenue, and in March 2004 the highest monthly revenue, since their respective dates of inception. Furthermore, the consolidated gross margin and net income for the first quarter of 2004 are also higher than for any quarter of the past years. In light of our recent performance, we are very confident in our strategic decision to focus on our core businesses and to enhance our competitiveness and market share through investing in back-end or back-end related companies.”

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS Bermuda is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS Bermuda and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. For more information, please visit its company website at http://www.chipmos.com.tw

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the

Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

For the Three Months Ended March 31, 2004 and 2003

Expressed in Thousand of Local Currency (NTD) and U.S. Dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	3 months ended on March 31					Sequential Comparison
	1Q 2004		% of	1Q 2003	% of	1Q 2004		% of	4Q 2003
	USD	NTD	Sales	NTD	Sales	USD	NTD	Sales	NTD
Net Revenues	93,555	3,089,663	100%	1,704,516	100%	93,555	3,089,663	100%	2,554,840
Cost of Sales	59,639	1,969,588	64%	1,641,551	96%	59,639	1,969,588	64%	1,867,167

Gross Profits	33,916	1,120,075	36%	62,965	4%	33,916	1,120,075	36%	687,673

Operating Expenses	6,149	203,057	7%	220,107	13%	6,149	203,057	7%	248,171

Total Operating Expenses	6,149	203,057	7%	220,107	13%	6,149	203,057	7%	248,171

Income from Operations	27,767	917,018	29%	(157,142)	-9%	27,767	917,018	29%	439,502

Other Income (Expenses), Net	(339)	(11,207)	0%	(51,563)	-3%	(339)	(11,207)	0%	65,030
Income before Income Tax and Minority Interest	27,428	905,811	29%	(208,705)	-12%	27,428	905,811	29%	504,532
Income Tax Credit (Expenses)	(2,348)	(77,539)	-3%	(25,857)	-2%	(2,348)	(77,539)	-3%	36,671

Income before Minority Interest	25,080	828,272	26%	(234,562)	-14%	25,080	828,272	26%	541,203
Minority Interest	(8,745)	(288,820)	-9%	38,053	2%	(8,745)	(288,820)	-9%	(162,612)
Pre-acquisition earnings									20,723

Net income	16,335	539,452	17%	(196,509)	-12%	16,335	539,452	17%	399,314

Earnings Per Share	0.27	9.03		(3.34)		0.27	9.03		6.77

Shares Outstanding (‘K)	59,759	59,759		58,873		59,759	59,759		59,011

Note (1) : Local currency values have been translated into U.S. dollars at the weighted average rate of 33.025 per U.S. dollar for the first quarter of 2004.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET (UNAUDITED)

As of March 31, 2004

Figures in Thousand of Local Currency (NTD) and U.S. dollars (USD) (1)

	Mar-04			Mar-03		Dec-03
ASSETS	USD	NTD	%	NTD	%	NTD	%
Cash & Cash Equivalents	47,944	1,583,341	7%	2,006,899	11%	2,013,342	10%
Short Term Investment	75,850	2,504,951	11%	139,543	1%	664,251	3%
Accounts and Notes Receivable	90,897	3,001,876	13%	2,360,923	13%	2,644,755	14%
Inventories	12,281	405,592	2%	182,627	1%	335,496	2%
Other Current Assets	46,102	1,522,504	7%	515,128	3%	1,821,873	9%

Total Current Assets	273,074	9,018,264	40%	5,205,120	29%	7,479,717	38%

Investment in affiliates	19,305	637,543	3%	1,423,244	8%	640,512	3%

Net Property, Plant & Equipment	367,352	12,131,795	54%	10,290,127	58%	11,086,830	57%
Intangible Assets	5,617	185,503	1%	172,997	1%	225,203	1%
Other Assets	11,021	363,986	2%	746,201	4%	233,425	1%

Total Assets	676,369	22,337,091	100%	17,837,689	100%	19,665,687	100%

LIABILITIES
Current Liabilities	189,302	6,251,705	28%	4,174,344	23%	3,951,063	20%
Long Term Liabilities	84,937	2,805,050	13%	4,017,450	22%	3,438,872	18%
Other Liabilities	16,013	528,829	2%	279,301	2%	599,543	3%

Total Liabilities	290,252	9,585,584	43%	8,471,095	47%	7,989,478	41%

Minority Interest	150,310	4,963,976	22%	2,849,057	16%	4,427,971	22%

SHAREHOLDERS’ EQUITY
Capital Stock	592	19,558	0%	19,233	0%	19,379	0%
Common Stock Option Warrants	2,300	75,946	0%	52,213	0%	86,674	0%
Deferred Compensation	(1,038)	(34,280)	0%	(25,019)	0%	(42,615)	0%
Capital Surplus	234,710	7,751,302	35%	7,645,967	43%	7,711,229	39%
Legal Surplus	5,675	187,434	1%	187,434	1%	187,434	1%
Retained Earnings	(4,328)	(142,931)	-1%	(1,360,860)	-7%	(682,383)	-3%
Treasury Stock-Subsidiaries	13	420	0%	421	0%	420	0%
Cumulated Translation Adjustment	(2,117)	(69,918)	0%	(1,852)	0%	(31,900)	0%
Unrealized loss on long-term investments

Total Equity	235,807	7,787,531	35%	6,517,537	37%	7,248,238	37%

Total Liabilities & Shareholders’ Equity	676,369	22,337,091	100%	17,837,689	100%	19,665,687	100%

Note (1) : Local currency amounts have been translated into U.S. dollars at the rate of 33.025 per U.S. dollar at the end of March, 2004.